Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2012	2011	2010	2009		2008
Income from continuing operations before undistributed earnings of equity method investments, amortization of capitalized interest, and taxes	289.0	247.9	185.6	120.3		(552.6)
Less undistributed earnings of equity method investments	(27.6)	(25.5)	(20.6)	(13.8)		(16.5)
Plus distributed earnings of equity method investments	23.6	9.2	9.9	21.3		3.5
Plus amortization of capitalized interest	0.8	0.8	0.8	0.8		0.8

	285.8	232.4	175.7	128.6		(564.8)

Plus:
Fixed charges:
Other interest expense (includes amortization of deferred financing costs)	46.9	44.3	48.5	54.7		53.5
Debt discount amortization	—	1.7	8.6	13.0		14.0
Floor plan interest expense	38.8	27.2	32.8	33.3		59.7
Capitalized interest	0.7	0.7	0.5	0.9		4.8
Interest factor in rental expense	57.2	54.6	52.1	50.3		49.1

Total fixed charges	143.6	128.5	142.5	152.2		181.1

Less:
Capitalized interest	0.7	0.7	0.5	0.9		4.8

Earnings	428.7	360.2	317.7	279.9		(388.5)

Ratio of earnings to fixed charges	3.0	2.8	2.2	1.8	(a)	—

(a)         In the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $569.6 million due to a non-cash impairment charge of $643.5 million.